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                                                                 EXHIBIT (A)(11)

                                                                  July 31, 1997

                                   REMINDER

Holders of Preferred Stock of
Puget Sound Energy, Inc.

  RE: TENDER OFFER FOR CERTAIN SERIES OF PSE'S PREFERRED STOCK

Dear Shareholder:

  Recently you received information pertaining to the Offers to Purchase for Cash by Puget Sound Energy, Inc. ("PSE") for any and all outstanding shares of each of the following series of Preferred Stock of PSE (collectively, the "Shares"):

    Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) at $25.625 per share
    4.70% Preferred Stock ($100 par value) at $89.32 per share
    4.84% Preferred Stock ($100 par value) at $91.51 per share

  PLEASE BE AWARE THAT EACH OFFER WILL EXPIRE AT 8:00 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 8, 1997, UNLESS THE OFFER IS EXTENDED.

  PSE believes each of the Offers is fair to unaffiliated holders of Shares.

  In making this determination on July 10, 1997, PSE considered that the Offers would give holders of the Adjustable Rate Preferred Stock the opportunity to sell their shares at what PSE believed to be a premium over the expected price at which such shares would trade in the market on such date and that the Offer would provide such holders who are considering a sale of all or a portion of the shares of Adjustable Rate Preferred Stock the opportunity to sell those shares for cash without the usual transaction costs associated with open-market sales. Based upon the last reported sale price on NYSE for the Adjustable Rate Preferred Stock prior to the date of commencement of the Offer of $24.75 per share on July 10, 1997, the Offer price of $25.625 per share for the Adjustable Rate Preferred Stock represented a premium of $1.175 per share, or 4.81% over such last reported sale price, after subtracting the accrued dividend component of $0.30 per share. PSE established the premium for the Adjustable Rate Preferred Stock at a level that PSE believed was, together with the elimination of transaction costs, attractive to the holders of the Adjustable Rate Preferred Stock based upon a comparison with premiums offered by utilities for preferred stock for which there is an established trading market, which premiums ranged from 0.25% to 4.21% and that preserved the economic basis of the Offer for PSE.

  Since there is no established trading market for the 4.70% Preferred Stock or the 4.84% Preferred Stock, PSE was not and is not able to determine conclusively whether either of the Offer prices for such series of Preferred Stock represents a premium over prices that could otherwise be obtained. PSE determined the Offer price of $89.32 per share for the 4.70% Preferred Stock and the Offer price of $91.51 per share for the 4.84% Preferred Stock with reference to the relationship of prices offered by utilities during an approximately eight month period prior to the commencement of the Offers for preferred stock with dividend characteristics similar to the 4.70% Preferred Stock and the 4.84% Preferred Stock to yields on reference securities as in effect at the time of such other offers. Specifically, each such Offer price was calculated to produce a yield equivalent to the yield on the 30-year U.S. Treasury Bond on July 9, 1997, less 100 basis points. PSE believes that such a yield is approximately 60 to 70 basis points lower than the expected yield of preferred stock with dividend and other characteristics similar to the 4.70% Preferred Stock and the 4.84% Preferred Stock. Accordingly, because yields and prices are inversely related, PSE believes that each of the Offer prices for the 4.70% Preferred Stock and the 4.84% Preferred Stock represents a premium over the fair market value, absent a tender offer, of such other comparable preferred stock. PSE was advised by the Dealer Manager that the magnitude of the discount to benchmark U.S. Treasury securities described above was used to determine the prices offered in other recent transactions similar to the Offers. In connection with calculating the yield, PSE analyzed yields on municipal
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securities of similar maturities for reference purposes, since preferred stock eligible for a dividends received deduction under the Internal Revenue Code of 1986, such as the 4.70% Preferred Stock and the 4.84% Preferred Stock, typically trades by reference to such yields. PSE also considered that the Offers create liquidity for the holders of the 4.70% Preferred Stock and the 4.84% Preferred Stock.

  In addition to the objective factors described in the two preceding paragraphs, PSE considered certain subjective factors, including, but not limited to, general industry outlook, general market supply of securities of similar type and supply and demand factors in the securities markets generally. Although the weighting of these factors is a subjective determination, PSE gave relatively more weight to the objective factors described above. PSE does not believe that the transactions will result in a material change to PSE's net book value, going concern value or future prospects, and, accordingly, PSE did not take these factors into account in assessing the fairness of each of the Offers to unaffiliated holders of Shares. Moreover, PSE did not consider the liquidation value of any of the Shares or the prices paid by PSE in prior purchases of the Shares in determining the Offer prices. PSE believes that preferred stock with characteristics similar to the Shares typically trades by reference to yields on benchmark reference securities. PSE therefore does not consider liquidation values or prices paid in prior purchases to be relevant or meaningful in the determination of the fairness of the Offers.

  The Offers are made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 1997 and in the applicable Letter of Transmittal for the series of Shares tendered, which were furnished to you previously.

  If you wish to accept the Offer and tender your Shares, please direct your commercial bank, broker, trust company or other nominee to effect the transaction on your behalf.

  If you have any questions on how to tender your Shares or need copies of the Offer to Purchase, any Letter of Transmittal or other Offer materials, please call the Information Agent:

                           MACKENZIE PARTNERS, INC.
                                (800) 322-2885

  If you have any general questions regarding the Offers, please call the Dealer Manager:

                               SMITH BARNEY INC.
                                (800) 655-4811